ReelView Fishing, Inc.



ANNUAL REPORT

14 Devens Road

Swampscott, MA 01907

(443) 812-6361

https://reelviewfishing.com

This Annual Report is dated April 30, 2025.

BUSINESS

Company Overview:

ReelView Fishing, Inc. ("ReelView" or the "Company") was incorporated in Delaware on May 18, 2020. The Company's primary business revolves around the development and sale of live-view fishing products being developed, specifically an advanced real-time underwater fishing system that streams live video via a patented electronic fishing line and accompanying app. ReelView also plans to generate revenue through the licensing of its proprietary technology to other recreational fishing equipment manufacturers. The headquarters of ReelView Fishing is located in Boston, Massachusetts.

Business Model:

ReelView Fishing intends to operate on a hybrid business model that includes direct sales and technology licensing. The Company plans to sell its RV1 fishing system directly to consumers through e-commerce channels. Additionally, ReelView aims to license its patented eLine™ technology to other fishing equipment manufacturers, enabling them to create "ReelView Ready" products. ReelView's target customer base initially includes recreational anglers in the United States, with plans to expand into select international markets in the future.

Corporate Structure:

ReelView Fishing, Inc. is an independent entity with no parent or subsidiary companies. The Company was founded by Dustin Alinger, who also serves as the CEO and a member of the Board of Directors. Dustin Alinger brings a unique blend of technical expertise and passion for fishing, which is integral to ReelView's innovative approach. The Company's leadership team also includes Thomas Milnes, a board member, and Donald Aubrecht, the Chief Operating Officer and Principal Accounting Officer.

Intellectual Property:

ReelView Fishing has developed, patented, and owns its proprietary eLine™ technology, which transmits data and power from the surface to underwater devices, allowing for real-time underwater video streaming. This technology is protected under a U.S. patent filed with the USPTO. Additionally, the Company has other intellectual properties, including trade secrets related to the design and manufacturing processes of its electronic fishing line and accompanying systems.

Previous Offerings

Name: Non-Voting Common Stock

Type of security sold: Equity

Final amount sold: $525,280.44.

Number of Securities Sold: 423,896 (plus an additional 11,419 shares of Non-Voting Common Stock issued in January 2025 to the intermediary for this Reg CF offering).

Use of proceeds: Technology and product development and general working capital

Date: 8/29/2024 - 10/30/2024

Offering exemption relied upon: Reg CF

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $999,999.59

Number of Securities Sold: 1,312,343

Use of proceeds: Technology and product development and general working capital

Date: December 18, 2023

Offering exemption relied upon: Regulation D, Rule 506(b)

Name: Voting Common Stock

Type of security sold: Equity

Final amount sold: $1,499,999.77

Number of Securities Sold: 2,315,900. Additionally, 86,168 shares issued from conversion of outstanding convertible notes

Use of proceeds: Technology and product development and general working capital

Date: February 10, 2023

Offering exemption relied upon: Regulation D, Rule 506(b)

Name: Voting Common Stock

Type of security sold: Equity

Final amount sold: $500,000.00

Number of Securities Sold: 682,947

Use of proceeds: Technology and product development and general working capital

Date: November 19, 2022

Offering exemption relied upon: Regulation D, Rule 506(b)

Name: Voting Common Stock

Type of security sold: Equity

Final amount sold: $350,000.00

Number of Securities Sold: 1,280,526

Use of proceeds: Technology and product development and general working capital

Date: June 30, 2022

Offering exemption relied upon: Regulation D, Rule 506(b)

Name: Voting Common Stock

Type of security sold: Equity

Final amount sold: $22.13

Number of Securities Sold: 221,263

Use of proceeds: N/A

Date: February 19, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Option to purchase Non-Voting Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities: 1,065,724

Use of proceeds: N/A

Date: Various dates between June 27, 2023 and December 24, 2024

Offering exemption relied upon: Rule 701

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

In 2024, we continued development on our RV1 launch product and foundational eLine technology. We received initial prototypes from suppliers and tested them extensively through 1H 2024. We incorporated our learnings into a design update focused on performance and reliability. Updated prototypes were received at the end of 2024. We received our first issued patent in 2024 and continued filing patent and trademark applications both in the US and internationally. We continued to develop our supply chain and strengthen our vendor relationships.

Year ended December 31, 2024, compared to the year ended December 31, 2023, results of operation:

Revenue: ReelView Fishing, Inc. did not generate any revenue during the 2024 annual period or the 2023 annual period.
Operating Expenses: For the 2024 annual period, our operating expenses were $1,671,171, compared to $1,591,858 for the 2023 annual period.
Loss from Operations: For the 2024 annual period, we had an operating loss of $1,671,171, compared to an operating loss of $1,591,858 for the 2023 annual period.
Other Income/Expenses: For the 2024 annual period, we had other expenses of $4,168, compared to other expenses of $270 for the 2023 annual period.
Net Loss: For the 2024 annual period, we had a net loss of $1,675,339, compared to a net loss of $1,592,128 for the 2023 annual period.

Liquidity and Capital Resources

Since our inception, we have raised over $3,900,000 through various securities offerings, which we have used for operations, including $525,280 from a Regulation CF Campaign we closed in October 2024, and over $3,300,000 we raised through prior Regulation D offerings. As of December 31, 2024, we had $197,398 in cash, compared to $1,369,454 as of December 31, 2023.

As of December 31, 2024, we had total liabilities in the amount of $65,756, compared to $70,227 in total liabilities as of December 31, 2023.

We will incur significant additional costs in commercializing our products, including, but not limited to, production, marketing, sales and customer service, and intend to continue to fund our operations through funds from various sources. We may engage in additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $197,398.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

As of December 31, 2024, the company does not have any outstanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dustin Alinger

Dustin Alinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Member of the Board of Directors

Dates of Service: May, 2020 - Present

Responsibilities: Dustin Alinger is the founder and CEO. Dustin also sits on the Board of Directors. Primary Company Commitment: ReelView Fishing, Inc., full-time

Other business experience in the past three years:

Employer: L3Harris Open Water Power

Title: Site Engineering Lead

Dates of Service: March, 2017 - July, 2022

Responsibilities: Responsible for all engineering activities within the company. Managed a team of Electrical, Mechanical, and Software engineers.

Name: Thomas Milnes

Thomas Milnes's current primary role is with TSL Cables. Thomas Milnes currently services less than 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of the Board of Directors

Dates of Service: June, 2022 - Present

Responsibilities: Thomas Milnes is a member of the Board of Directors. Tom also plays an active role with IP management, strategic advising, industry outreach, and often travels with the team when he can be helpful in the field. Primary Company Commitment: TSL Cables, less than 5 hours per week

Other business experience in the past three years:

Employer: TSL Cables

Title: CEO and member of the Board of Directors

Dates of Service: June, 2022 - Present

Responsibilities: Run the company that licenses ReelView's technology for non-fishing applications.

Other business experience in the past three years:

Employer: Engora

Title: Member of the Board of Directors and advisor

Dates of Service: June, 2020 - Present

Responsibilities: Advise the CEO about various aspects of his start-up business.

Other business experience in the past three years:

Employer: Orca Sciences

Title: Advisor to new projects

Dates of Service: January, 2021 - Present

Responsibilities: Advise Orca staff on new projects that they are thinking about spinning out.

Name: Donald Aubrecht

Donald Aubrecht's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer and Principal Accounting Officer

Dates of Service: April, 2023 - Present

Responsibilities: Donald Aubrecht is responsible for paying expenses, bookkeeping, supplier relationships, and engagement with corporate and patent attorneys. Assists with engineering review and advises on strategy, messaging, and risk assessment. Primary Company Commitment: ReelView Fishing, Inc., full-time

Other business experience in the past three years:

Employer: L3Harris

Title: Program Manager

Dates of Service: January, 2018 - March, 2023

Responsibilities: Lead Program Manager for the OpenWater Power business unit. Responsible for oversight and execution (scope, schedule, cost) of all OWP government contracts.

Name: Tracy Devoy Alinger

Tracy Devoy Alinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of the Board of Directors

Dates of Service: November, 2022 - Present

Responsibilities: Member of the Board of Directors Salary: $0 Equity compensation: 0 Primary Company Commitment: ReelView Fishing, Inc., as a board member

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: Dustin Alinger

Amount and nature of Beneficial ownership: 7,000,000

Percent of class: 60.4

Title of class: Voting Common Stock

Stockholder Name: Tom Milnes

Amount and nature of Beneficial ownership: 4,279,373

Percent of class: 36.9

Title of class: Series Seed Preferred Stock

Stockholder Name: Tom Milnes

Amount and nature of Beneficial ownership: 1,312,343

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: CEO's parents

Relationship to Company: Family member

Nature / amount of interest in the transaction: Convertible Notes

Material Terms: The Company has entered into convertible note agreements with one of the CEO's parents for the purposes of funding operations. The interest on the notes was 6%. The amounts are to be repaid at the demand of the holder prior to conversion which matured in 2022. The notes were converted into shares of the Company's common stock in 2023.

Name of Entity: TSL Cables, Inc.

Names of 20% owners: Dustin Alinger and Tom Milnes

Relationship to Company: Officer and Board Member

Nature / amount of interest in the transaction: License and resource sharing agreement

Material Terms: The Company (2%), Dustin Alinger, the Company's CEO and Founder (49%), and Thomas Milnes, a shareholder and Director of the Company (49%) are owners of TSL Cables, Inc. In 2022, TSL Cables was granted an exclusive license to use the Company's core technology (and some patents) for non-fishing and non-sporting applications. Additionally, in 2023, the Company entered into a resource sharing agreement with TSL Cables. Under the resource sharing agreement, the Company received $65,756 from TSL Cables for the use of the Company's equipment for 5 years starting from the first cable production request from TSL Cables. Deferred revenue under this agreement as of December 31, 2024 was $65,756.

OUR SECURITIES

The company has authorized Non-Voting Common Stock, Voting Common Stock, and Series Seed Preferred Stock.

Non-Voting Common Stock

The amount of security authorized is 3,319,423 with a total of 1,960,527 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total amount outstanding includes 1,065,724 shares of Non-Voting Common Stock to be issued pursuant to stock options issued.

The total amount outstanding includes 470,907 shares of Non-Voting Common Stock to be issued pursuant to stock options, reserved but unissued.

Voting Common Stock

The amount of security authorized is 15,518,163 with a total of 11,586,804 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Voting Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 1,312,343 with a total of 1,312,343 outstanding.

Voting Rights

Each preferred stockholder can vote on matters presented to stockholders, with votes equal to the number of common shares the preferred stock can convert into. Preferred stockholders vote together with common stockholders as a single class on an as-converted basis.

Material Rights

The Company has authorized 3,367,137 shares of Preferred Stock.

Amendments Affecting Stock: Any changes to the preferred stock rights, preferences, qualifications, or restrictions require a majority vote from the preferred stockholders.

Dividends: Dividends on common stock cannot be declared or paid unless the same dividend is declared or paid on preferred stock, and vice versa.

Liquidation Preference: In the event of liquidation, dissolution, or winding up, preferred stockholders receive a payment per share equal to the greater of the original issue price plus unpaid dividends or the amount they would receive if their shares were converted to common stock.

If assets are insufficient, preferred stockholders share ratably in the distribution.

Deemed Liquidation Events: Events such as mergers, reorganizations, consolidations, or sales of substantially all assets are considered deemed liquidation events unless otherwise decided by a majority of preferred stockholders.

The agreement for such events must provide for the distribution of proceeds according to the liquidation preference.

Conversion Rights: Preferred stockholders can convert their shares into common stock at any time.

Conversion ratios are determined by dividing the original issue price by the conversion price.

Conversion rights terminate upon liquidation or a deemed liquidation event.

Fractional shares are not issued; instead, cash is paid for any fractional shares.

Mandatory Conversion: Preferred stock automatically converts to common stock upon certain events, such as an underwritten public offering or approval by a majority of preferred stockholders.

Notice of mandatory conversion is given to preferred stockholders, who must surrender their certificates.

Redemption: In certain deemed liquidation events, preferred stockholders can request redemption of their shares at the liquidation amount.

If the corporation does not dissolve within 90 days of such an event, it must redeem the shares using the proceeds from the event, subject to available assets.

General Provisions: Redeemed or otherwise acquired preferred shares are cancelled and cannot be reissued.

Rights, powers, preferences, and other terms can be waived with the consent of a majority of preferred stockholders.

Notices to stockholders can be given by mail or electronic communication.

Series Seed-1 Preferred Stock

The amount of security authorized is 2,054,794 with a total of 0 outstanding.

Voting Rights

Each preferred stockholder can vote on matters presented to stockholders, with votes equal to the number of common shares the preferred stock can convert into. Preferred stockholders vote together with common stockholders as a single class on an as-converted basis.

Material Rights

The Company has authorized 3,367,137 shares of Preferred Stock.

Amendments Affecting Stock: Any changes to the preferred stock rights, preferences, qualifications, or restrictions require a majority vote from the preferred stockholders.

Dividends: Dividends on common stock cannot be declared or paid unless the same dividend is declared or paid on preferred stock, and vice versa.

Liquidation Preference: In the event of liquidation, dissolution, or winding up, preferred stockholders receive a payment per share equal to the greater of the original issue price plus unpaid dividends or the amount they would receive if their shares were converted to common stock.

If assets are insufficient, preferred stockholders share ratably in the distribution.

Deemed Liquidation Events: Events such as mergers, reorganizations, consolidations, or sales of substantially all assets are considered deemed liquidation events unless otherwise decided by a majority of preferred stockholders.

The agreement for such events must provide for the distribution of proceeds according to the liquidation preference.

Conversion Rights: Preferred stockholders can convert their shares into common stock at any time.

Conversion ratios are determined by dividing the original issue price by the conversion price.

Conversion rights terminate upon liquidation or a deemed liquidation event.

Fractional shares are not issued; instead, cash is paid for any fractional shares.

Mandatory Conversion: Preferred stock automatically converts to common stock upon certain events, such as an underwritten public offering or approval by a majority of preferred stockholders.

Notice of mandatory conversion is given to preferred stockholders, who must surrender their certificates.

Redemption: In certain deemed liquidation events, preferred stockholders can request redemption of their shares at the liquidation amount.

If the corporation does not dissolve within 90 days of such an event, it must redeem the shares using the proceeds from the event, subject to available assets.

General Provisions: Redeemed or otherwise acquired preferred shares are cancelled and cannot be reissued.

Rights, powers, preferences, and other terms can be waived with the consent of a majority of preferred stockholders.

Notices to stockholders can be given by mail or electronic communication.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. A substantial majority of the Company is owned by the Directors and they will exercise voting control. Prior to the Offering, Dustin Alinger, the CEO, Founder and Director of the Company, and Thomas Milnes, a shareholder and Director of the Company, beneficially own a substantial majority of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, these Directors may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These Directors may have interests that are different from yours. For example, these Directors may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these Directors could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval. We may implement new lines of business or offer new products and services within existing lines of business. As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected. We rely on other companies to provide components and services for our products. We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations. We rely on various intellectual property rights, including patents and trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable. The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel. We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations. Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel. In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans. We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment. To succeed in our competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected. The development and commercialization of our products is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products. Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue. The Company's business plan is based on numerous assumptions and projections that may not prove accurate. The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different. Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the fishing industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering. Reliance on a single product We are reliant on one product. Relying heavily on a single product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products in development will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. Developing new products and technologies can be a complex process that involved significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects and regulatory hurdles can all impact the success of a product or services. It is possible that we may never be able to create a final operational product as currently intended. Supply Chain and Logistics Risks The availability of raw materials, transportation costs and supply chain disruptions can all impact the ability to manufacture and distribute our products, leading to lost revenue or increased costs. Products that are not available when customers need them can lead to lost sales and damage to the brand's reputation. We face various risks as an e-commerce retailer. We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations. We have licensed our intellectual property for non-fishing and non-sporting applications and will receive royalties from such sales. The Company has licensed its intellectual property for non-fishing and non-sporting applications to TSL Cables, Inc., owned by Dustin Alinger, the CEO and Founder of the Company, and Thomas Milnes, a shareholder and Director of the Company. Although the Company believes this license agreement is in the best interests of the Company and insulates the Company from certain risks while also allowing it to receive royalties, it does limit the Company's ability to receive revenues for non-fishing and non-sporting applications. Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction. Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business. Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings. The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk. The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations. Changes in federal, state or local laws and government regulation could adversely impact our business. The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business. We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of international, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations. Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act. Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections. A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§

227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

ReelView Fishing, Inc.

By   /s/ *Dustin Alinger*

     Name: <u>ReelView Fishing, Inc.</u>

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

REELVIEW FISHING, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2024 (UNAUDITED)
AND
DECEMBER 31, 2023 (AUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
ReelView Fishing, Inc.
Boston, Massachusetts

We have reviewed the accompanying financial statements of ReelView Fishing, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

2023 Financial Statements

Financial Statements as of and for the year ended December 31, 2023 were audited by us and we issued an unmodified opinion on those financial statements through our report dated December 27, 2024.

SetApart Accountancy Corp.

April 21, 2025
Los Angeles, California

REELVIEW FISHING, INC.
BALANCE SHEETS

As of December 31,		Unaudited 2024		Audited 2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	197,398	$	1,369,454
Prepaids and Other Current Assets		7,480		-
Total Current Assets		**204,878**		**1,369,454**
Property and Equipment, net		291,662		232,080
Security Deposits		16,000		15,240
Total Assets	$	**512,540**	$	**1,616,774**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accrued Expenses		-		4,453
Credit Cards		-		18
Total Current Liabilities		**-**		**4,471**
Deferred Revenue		65,756		65,756
Total Liabilities		**65,756**		**70,227**
STOCKHOLDERS EQUITY				
Voting Common Stock		1,159		1,159
Non-Voting Common Stock		42		-
Series Seed Preferred Stock		131		131
Additional Paid in Capital		4,069,816		3,402,701
Equity Issuance Costs		(132,847)		(41,266)
Accumulated Deficit		(3,491,517)		(1,816,178)
Total Stockholders' Equity		**446,784**		**1,546,547**
Total Liabilities and Stockholders' Equity	$	**512,540**	$	**1,616,774**

See accompanying notes to financial statements.

REELVIEW FISHING, INC.
STATEMENTS OF OPERATIONS

For The Year Ended December 31,	Unaudited 2024	Audited 2023
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	877,235	690,471
Research and Development	556,014	794,342
Sales and Marketing	237,922	107,045
Total Operating Expenses	**1,671,171**	**1,591,858**
Net Operating Loss	**(1,671,171)**	**(1,591,858)**
Interest Expense	-	(270)
Other Income/(Loss)	(4,168)	-
Loss Before Provision for Income Taxes	**(1,675,339)**	**(1,592,128)**
Benefit/(Provision) for income taxes	-	-
Net Loss	**$ (1,675,339)**	**$ (1,592,128)**

See accompanying notes to financial statements.

REELVIEW FISHING, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Voting Common Stock		Non-Voting Common		Series Seed Preferred		Additional Paid In Capital	Equity Issuance Costs	Accumulated Deficit	Total Stockholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—December 31, 2022	**9,184,736**	**$ 918**	**-**	**$ -**	**-**	**$ -**	**$ 849,825**	**$ (11,560)**	**$ (224,050)**	**$ 615,133**
Common Stock Issuance	2,315,900	232	-	-	-	-	1,499,746	(18,395)	-	1,481,583
Preferred Stock Issuance	-	-	-	-	1,312,343	131	999,868	(11,311)	-	988,689
Conversion of Convertible Notes To Common Stock	86,168	9	-	-	-	-	44,640	-	-	44,649
Share-Based Compensation Expense	-	-	-	-	-	-	8,621	-	-	8,621
Net Loss	-	-	-	-	-	-	-	-	(1,592,128)	(1,592,128)
Balance—December 31, 2023 (Audited)	**11,586,804**	**$ 1,159**	**-**	**$ -**	**1,312,343**	**$ 131**	**$ 3,402,701**	**$ (41,266)**	**$ (1,816,178)**	**$ 1,546,547**
Common Stock Issuance on Crowdfunding	-	-	423,896	42			533,863	(91,581)		442,324
Share-Based Compensation Expense							133,252			133,252
Net Loss	-	-	-	-	-	-	-	-	(1,675,339)	(1,675,339)
Balance—December 31, 2024 (Unaudited)	**11,586,804**	**$ 1,159**	**423,896**	**$ 42**	**1,312,343**	**$ 131**	**$ 4,069,816**	**$ (132,847)**	**$ (3,491,517)**	**$ 446,784**

See accompanying notes to financial statements.

REELVIEW FISHING, INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31, (USD $ in Dollars)	Unaudited 2024	Audited 2023
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,675,339)	$ (1,592,128)
Adjustments To Reconcile Net Loss To Net Cash Used in Operating Activities:		
Depreciation of Property	29,663	10,249
Interest Expense	-	270
Share Based Compensation Expense	133,252	8,621
Changes In Operating Assets And Liabilities:		
Security Deposits	(760)	(15,240)
Prepaids and Other Current Assets	(7,480)	
Deferred Revenue	-	65,756
Accrued Expenses	(4,453)	4,453
Credit Cards	(18)	18
Net Cash Used in Operating Activities	**(1,525,135)**	**(1,518,001)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases Of Property And Equipment	(89,245)	(242,329)
Net Cash Used In Investing Activities	**(89,245)**	**(242,329)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Common Stock Issued, net of offering costs	442,324	1,481,583
Proceeds from Issuance of Preferred Stock Issued, net of offering costs		988,689
Net Cash Provided By Financing Activities	**442,324**	**2,470,272**
Change In Cash And Cash Equivalents	**(1,172,056)**	**709,942**
Cash And Cash Equivalents—Beginning Of Year	1,369,454	659,512
Cash And Cash Equivalents—End Of Year	**$ 197,398**	**$ 1,369,454**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Conversion of Convertible Notes To Common Stock		$ 44,649

See accompanying notes to financial statements.

REELVIEW FISHING, INC.

1. NATURE OF OPERATIONS

ReelView Fishing, Inc. ("the Company") was formed in Delaware on May 18, 2020. The financial statements of ReelView Fishing Inc. (which may be referred to as the "Company", "we", "us", "our" or "ReelView Fishing") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is in Boston, Massachusetts.

The Company plans to earn revenue through sales of its live-view fishing products and licensing of the underlying technology to other recreational fishing equipment manufacturers. The Company's customers will initially be located in the United States with future expansion into select international markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents exceeded FDIC-insured limits by $0 and $1,119,454, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 Years
Leasehold improvements	2 Years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

ReelView Fishing Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $237,922 and $107,045, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred. Research and Development costs for the years ended December 31, 2024, and December 31, 2023, amounted to $556,014 and $794,342.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense using a cliff method vesting. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 21, 2025, which is the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consist of:

As of December 31,	2024	2023
Equipment	$ 312,674	$ 223,429
Leasehold Improvements	18,900	18,900
Property and Equipment, at Cost	**331,574**	**242,329**
Accumulated Depreciation	(39,912)	(10,249)
Property and Equipment, Net	$ **291,662**	$ **232,080**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and 2023 were in the amount of $29,663 and $10,249, respectively.

REELVIEW FISHING, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED TO DECEMBER 31, 2024 (UNAUDITED) AND DECEMBER 31, 2023 (AUDITED)

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Voting Common Stock

The Company is authorized to issue 15,518,163 voting common shares with a par value of $0.0001 per share. As of December 31, 2024, and December 31, 2023, voting common shares outstanding were 11,586,804.

Non-Voting Common Stock

The Company is authorized to issue 3,319,423 non-voting common shares with a par value of $0.0001 per share. As of December 31, 2024, and December 31, 2023, 423,896 non-voting common shares outstanding were 423,896 and 0, respectively.

Series Seed Preferred Stock

The Company is authorized to issue 1,312,343 shares of Series Seed Preferred Stock with $0.0001 par value. As of December 31, 2024, and December 31, 2023, 1,312,343 and 1,312,343 shares of Series Seed Preferred Stock have been issued and are outstanding respectively.

Series Seed-1 Preferred Stock

The Company is authorized to issue 2,054,794 shares of Series Seed-1 Preferred Stock with $0.0001 par value. As of December 31, 2024, and December 31, 2023, 1, no shares of Series Seed-1 Preferred Stock had been issued or were outstanding.

5. SHAREBASED COMPENSATION

During 2022, the Company authorized the Amended Stock Option Plan which was amended in 2023 (which may be referred to as the "Plan"). The Company reserved 1,536,631 shares of its non-voting Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	6/27/2023	6/27/2023	11/15/2023	5/22/2024	5/22/2024	12/24/2024
Expected Life (Years)	10	10	10	10	10	10
Risk-Free Interest Rate	4%	4%	5%	5%	5%	5%
Expected Volatility	50%	50%	50%	50%	50%	50%
Annual Dividend Yield	0%	0%	0%	0%	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	-	-	-
Granted	756,171 $	0.65	-
Exercised	-	-	-
Expired/Cancelled	(95,692)	-	-
Outstanding at December 31, 2023	**660,479** $	**0.65**	**9.29**
Exercisable Options at December 31, 2023	**24,998** $	**0.65**	**9.29**
Granted	405,245 $	0.96	
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	**1,065,724** $	**0.72**	**8.77**
Exercisable Options at December 31, 2024	**351,909** $	**0.72**	**8.77**

Stock option expense for the years ended December 31, 2024, and December 31, 2023, was $133,252 and $8,621, respectively.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

As of December 31,	2024	2023
Net Operating Loss	$ (485,848) $	(188,644)
Valuation Allowance	485,848	188,644
Net Provision for Income Tax	$ - $	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (695,137) $	(209,289)
Valuation Allowance	695,137	209,289
Total Deferred Tax Asset	$ - $	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,397,024. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

In 2022, the Company entered into a licensing agreement with TSL Cables, Inc. a related party due to common ownership. Under the licensing agreement, the Company granted the use of certain patents and know-how to TSL Cables, Inc.. The terms of the contract for the know-how is 12 months from the agreement date and for the use of patents is indefinite. TSL Cables, Inc. issued 20,000 shares of its non-voting common stock to the Company as consideration which represents 2% of TSL Cables, Inc.'s fully diluted capitalization as of agreement date. Moreover, TSL Cables, Inc. would make royalty payments to the Company equals to 2% of Net Sales. During the years ended 2024 and 2023, the Company did not earn any royalty payments under this agreement. The Company accounted for the 20,000 shares of TSL Cables, Inc. stock received as consideration at fair-value considering the TSL Cables, Inc. stock price and capitalization and determined the fair-value to be negligible as of the agreement date. The Company accounts for this investment on a cost basis and performs an impairment test at each reporting period. As of December 31, 2024 and 2023, no impairment loss was recorded.

In 2023, the Company entered into a resource sharing agreement with TSL Cables, Inc., a related party due to common ownership. Under the resource sharing agreement, the Company received $65,756 from TSL Cables for the use of the Company's equipment for 5 years starting from the first cable production request from TSL Cables. Deferred revenue under this agreement as of December 31, 2024 and December 31, 2023 was $65,756.

On March 4, 2025, ReelView Fishing, Inc. issued two promissory notes, each in the principal amount of $50,000, to board members Tracy Alinger and Thomas Milnes. The notes bear simple interest at an annual rate of 4.31%, calculated on a 365-day basis, with both interest and principal due at maturity, 36 months from the issuance date (March 4, 2028).

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

On January 9, 2025, the Company filed a Fifth Amended and Restated Certificate of Incorporation. As a result, the total authorized capital stock of the Company increased to 24,368,970 shares, consisting of (a) 21,001,833 shares of common stock, $0.0001 par value per share, and (b) 3,367,137 shares of preferred stock, $0.0001 par value per share.

Of the authorized common stock, 15,518,163 shares are designated as Voting Common Stock and 5,483,670 shares as Non-Voting Common Stock. Of the authorized preferred stock, 1,312,343 shares are designated as Series Seed Preferred Stock and 2,054,794 shares as Series Seed-1 Preferred Stock.

In connection with this amendment, the Company also established the 2022 Stock Incentive Plan, as amended, authorizing the issuance of up to 1,536,631 shares of Non-Voting Common Stock under the plan.

As of the date of the Form C filing for the Company's self-hosted Regulation Crowdfunding (Reg CF) raise via DealMaker, the Company had the following shares issued and outstanding:

- 11,586,804 shares of Voting Common Stock

- 435,315 shares of Non-Voting Common Stock

- 1,312,343 shares of Series Seed Preferred Stock

No shares of Series Seed-1 Preferred Stock had been issued as of that date.

Additionally, 1,065,724 options to purchase Non-Voting Common Stock were outstanding, and 470,907 awards remained available for future issuance under the 2022 Stock Incentive Plan.

On March 4, 2025, ReelView Fishing, Inc. issued two promissory notes, each in the principal amount of $50,000, to board members Tracy Alinger and Thomas Milnes. The notes bear simple interest at an annual rate of 4.31%, calculated on a 365-day basis, with both interest and principal due at maturity, 36 months from the issuance date (March 4, 2028).

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,671,171, an operating cash flow loss of $1,525,135 and liquid assets in cash of $197,398, which less than a year worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Dustin Alinger, Principal Executive Officer of ReelView Fishing, Inc., hereby certify that the financial statements of ReelView Fishing, Inc. included in this Report are true and complete in all material respects.

Dustin Alinger

Chief Executive Officer